Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

April 10, 2008

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed April 1, 2008
File No. 333-148691

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated April 9, 2008 (the “Comment Letter”), enclosed please find Amendment No. 3 to the Company’s Registration Statement on Form S-4 initially filed on January 16, 2008. Amendment No. 3 to the Registration Statement is marked to show changes from Amendment No. 2 of the Registration Statement filed on April 1, 2008.

On behalf of the Company, we submit the following responses to the comments contained in the Comment Letter. To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

Background of the Merger. page 39

1.
On page 43, you refer to a preliminary report and a final report provided to you by Hudson Square. Item 21(c) of Form S-4 requires you to file as exhibits to your Form S-4 all such reports referred to in the prospectus. Please file these reports as exhibits to your Form S-4. Please also state whether Hudson Square determined or recommended the amount of consideration to be paid in the transaction. See Item 4(b) of Form S-4 and Item 1015(b)(5) of Regulation M-A.

Securities and Exchange Commission
April 10, 2008

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company has removed all references to the preliminary and final reports provided to GSPAC by Hudson Square. Additionally, the Company has removed all references to Hudson Square from its disclosure generally.

The primary reason for the determination by the Company that the preliminary and final reports of Hudson Square are no longer required in its disclosure is that the Company subsequently obtained and relied upon a fairness opinion prepared by Nexcore Capital. By obtaining and relying upon this fairness opinion, the utility and relevance of the preliminary and final reports of Hudson Square were significantly diminished. In addition, there were several factors that compromised the reliability of the preliminary and final reports of Hudson Square and as a result the Company believes the reports are no longer material. These factor include:

•	SouthPeak’s fiscal year changed immedaitelly after Hudson Square’s final report was issued making its fiscal year projections inaccurate and obsolete;
•	SouthPeak’s financial data used in Hudson Square’s analysis was incorrect. SouthPeak’s financial statements were subsequently audited and changed as a result of the audit;
•	SouthPeak’s operations materially changed immediately after Hudson Square’s final report was issued as a result of the launch of Two Worlds by SouthPeak, one of SouthPeak’s most successful products;
•	The public market for video games changed substantially after Hudson Square’s final report was issued; and
•	The Hudson Square reports did not consider the Securities and Exchange Commission’s consent decree with Terry Phillips, which may have a material affect on SouthPeak’s business.

As a result of GSPACs reliance on the Nexcore fairness opinion and the compromised reliability of the Hudson Square reports, the Company determined that referencing the Hudson Square reports in its disclosure was no longer material or required. Accordingly, the Company also removed all references to Hudson Square generally from its disclosure.

Proposal to approve provisions of SP Holdings’ Restated Certificate of Incorporation. page 78

2.
Please disclose what will result in the event the merger agreement is approved but only some of the provisions of the restated certificate of incorporation are approved. If all of the provisions of the restated certificate of incorporation must be approved in order for the merger to be consummated, please clearly and prominently disclose this.

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 77 and 79 to indicate that it is a condition to closing under the reorganization agreement that each of the sub-proposals be approved.

SP Holdings Unaudited Pro Forma Condensed Combined Balance Sheet, page 132

3.
Please refer to the second bullet point of comment 39 of our letter dated March 24, 2008. As indicated by paragraph 16 of EITF 00-19, if settling the Founder’s Warrants in unregistered shares requires a penalty that would be avoided by SP Holdings under other settlement alternatives, the option to settle in unregistered shares should be disregarded, leaving options to settle in either registered shares or to net-cash settle. As indicated by paragraph 17 of EITF 0019, since you cannot control whether you have an effective registration statement, and it is unlikely that nonperformance would be an acceptable alternative, it appears that you should assume net-cash settlement if you are unable to deliver registered shares. Given the above, please explain to us in more detail how you determined it was appropriate to classify the Founder's Warrants as equity within the pro forma financial statements of SP Holdings and provide us with a copy of this registration rights agreement to support your conclusion.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the parties to the reorganization agreement have agreed to eliminate the proposed penalty of up to $300,000 related to the registration of the Founders’ Warrants and have amended the reorganization agreement accordingly. As a result, upon consummation of the merger and the business combination the Company believes the Founder’s Warrants will be appropriately classified in permanent equity of the Company pursuant to paragraphs 12-33 of EITF 00-19 as described in its response to comment 100 dated March 4, 2008. Accordingly the Company does not believe an adjustment to the unaudited condensed financial statements is required.

SP Holdings Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended January 1, 2008, page 136

4.	We note from footnote (o) that you are using an effective tax rate of 38%. However, the tax provision assuming max conversion appears to be an effective tax rate of 36.6%. Please advise or revise.

Securities and Exchange Commission
April 10, 2008

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 15 and 136 to reflect the use of the proper effective tax rate.

Certain Relationships and Related Party Transactions, page 145

5.
Please refer to comment 31 of our letter dated March 24, 2008. Please explain how the amount of principal repaid exceeds the largest principal amount outstanding in many instances in the table provided on page 146, and in the subsequent paragraph regarding advances from Terry Phillips. Please include narrative or footnote disclosure to the extent required to understand the tabular disclosure. Please also explain why Phillips Land does not appear in the table.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 145 to more clearly state the amounts borrowed from, and repaid to, the related parties during the periods represented and the resulting amounts owed to the related parties at the end of the periods represented. The Company has also included the principal amount outstanding for each related party at the beginning of the initial period so that investors can roll forward the amounts represented.

The Company supplementally advises the Staff that the amount of principal repaid during a particular period may exceed the largest amount outstanding for that same period as a result of multiple advances during the course of the period. By stating the principal amount outstanding for each related party at the beginning of the initial period and adding the additional disclosure of the amounts advanced from each related party during a period, the Company believes investors have been provided with sufficient information to understand all of the amounts flowing between the related parties for the periods represented.

The Company has deleted the reference to Phillips Land.

SouthPeak Financial Statements for the Period Ended December 31, 2007

Note 1 - Summary of Significant Accounting Policies - Revenue Recognition, page F-26

6.	You appear to have added a partial sentence to the end of your revenue recognition policy, beginning with the words, “Pursuant to EITF 00-21.” Please advise or revise.

The Company acknowledges the Staff’s comment and has removed the referenced text.

GSPAC Financial Statements for the Period Ended January 31, 2008 General

7.
We note your response to comment 40 of our letter dated March 24, 2008; however, it is unclear to us where you have corrected your interim financial statements. Specifically, it appears that your equity statement should reflect a net loss for the three months ended October 31, 2007 of $403,736, and your cash flow statement should reflect net cash used in investing activities for the inception to January 31, 2008 period of $30,199,000. Please advise or revise.

Securities and Exchange Commission
April 10, 2008

The Company acknowledges the Staff’s comment and has revised its disclosure on page F-1 to remove references to the three month periods ended October 31, 2007, on page F-49 to remove references to the three month periods ended January 31, 2007 and 2008, on page F-50 to reflect the net loss for the six month period ended January 31, 2008, and on page F-51 to correct a typographical error in net cash used in investing activities.

Exhibits Opinions

8.
You have not yet filed your legal opinion or your tax opinion. Be aware that we will need adequate time to review your opinions prior to acceleration of the effective date of your registration statement. We advise you to file these documents as soon as possible.

The Company acknowledges the Staff’s comment and has included the referenced opinions as exhibits 5.1 and 8.1.

*****

Please do not hesitate to call me at (703) 749-1352 or Chris Davis at (703) 749-1305 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Mark J. Wishner
Mark J. Wishner

Enclosures

Copiesto:	Rahul C. Prakash
Terry Phillips